================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                             -----------------------

                                   SCHEDULE TO
                                 (RULE 14d-100)

            TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                               (Amendment No. 11)

                                 DTM CORPORATION
                       (Name of Subject Company (Issuer))

                                TIGER DEALS, INC.

                             3D SYSTEMS CORPORATION
                                   (Offerors)

                    COMMON STOCK, $0.0002 PAR VALUE PER SHARE
                         (Title of Class of Securities)

                                   23333 L 103
                      (CUSIP Number of Class of Securities)

                                   -----------


                                                      COPY TO:
      E. JAMES SELZER
CHIEF FINANCIAL OFFICER AND                     JULIE M. KAUFER, ESQ.
  VICE PRESIDENT, FINANCE             AKIN, GUMP, STRAUSS, HAUER & FELD, L.L.P.
   3D SYSTEMS CORPORATION                      2029 CENTURY PARK EAST
     26081 AVENUE HALL                               SUITE 2400
 VALENCIA, CALIFORNIA 91355                 LOS ANGELES, CALIFORNIA 90067
       (661) 295-5600                              (310) 229-1000


          (Name, address, and telephone number of persons authorized to receive notices and communications on behalf of filing persons)

                                   -----------

                            CALCULATION OF FILING FEE

------------------------------------------------------------------------------
    Transaction valuation*                          Amount of filing fee**
          $46,971,196                                        $9,395
------------------------------------------------------------------------------

* Estimated for purposes of calculating the filing fee only. Calculated based on the product of $5.80, the per share tender offer price for all the outstanding shares of common stock, par value $0.0002 per share, of DTM Corporation (the "Common Shares"), multiplied by 8,098,482 (which includes 977,493 shares issuable pursuant to the exercise of outstanding stock options).

** The amount of the filing fee, calculated in accordance with Rule 0-11(d) of the Securities Exchange Act of 1934, as amended, equals 1/50th of one percent of the aggregate value of cash offered by Tiger Deals, Inc. for such number of Common Shares.

[X] Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.


        Amount Previously Paid......$9,395                       Filing Party................Tiger Deals, Inc. and
                                                                                             3D Systems Corporation

        Form or Reg. No.............Schedule TO                  Date Filed..................April 30, 2001
                                    Amend. No. 1 to Schedule TO                              May 16, 2001


[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

        [X]    third-party tender offer subject to Rule 14d-1.

        [ ]    issuer tender offer subject to Rule 13e-4.

        [ ]    going-private transaction subject to Rule 13e-3.

        [X]    amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [X]


================================================================================

---------------------                                    -----------------------
CUSIP No. 23333 L 103                 13D                Page 1 of 2 Pages
---------------------                                    -----------------------

--------------------------------------------------------------------------------
     1       NAMES OF REPORTING PERSONS
             I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

             Tiger Deals, Inc.
--------------------------------------------------------------------------------
     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a) [ ]
                                                                    (b) [ ]
--------------------------------------------------------------------------------
     3       SEC USE ONLY

--------------------------------------------------------------------------------
     4       SOURCE OF FUNDS

             AF, BK
--------------------------------------------------------------------------------
     5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
             TO ITEM 2(d) or 2(e)                                       [ ]

--------------------------------------------------------------------------------
     6       CITIZENSHIP OR PLACE OF ORGANIZATION

             Delaware
--------------------------------------------------------------------------------
                                  7    SOLE VOTING POWER

                                       7,133,621
                                  ----------------------------------------------
          NUMBER OF               8    SHARED VOTING POWER
            SHARES
         BENEFICIALLY                  N/A
           OWNED BY               ----------------------------------------------
             EACH                 9    SOLE DISPOSITIVE POWER
          REPORTING
         PERSON WITH                   7,133,621
                                  ----------------------------------------------
                                  10   SHARED DISPOSITIVE POWER

                                       N/A
--------------------------------------------------------------------------------
    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             7,133,621
--------------------------------------------------------------------------------
    12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
             SHARES       [ ]

--------------------------------------------------------------------------------
    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
             100%
--------------------------------------------------------------------------------
    14       TYPE OF REPORTING PERSON
             CO
--------------------------------------------------------------------------------

---------------------                                    -----------------------
CUSIP No. 23333 L 103                  13D               Page 2 of 2 Pages
---------------------                                    -----------------------

--------------------------------------------------------------------------------
     1       NAMES OF REPORTING PERSONS
             I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

             3D Systems Corporation
--------------------------------------------------------------------------------
     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP    (a) [ ]
                                                                 (b) [ ]
--------------------------------------------------------------------------------
     3       SEC USE ONLY

--------------------------------------------------------------------------------
     4       SOURCE OF FUNDS


--------------------------------------------------------------------------------
     5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
             TO ITEM 2(d) or 2(e)                                    [ ]

--------------------------------------------------------------------------------
     6       CITIZENSHIP OR PLACE OF ORGANIZATION

             Delaware
--------------------------------------------------------------------------------
                                  7    SOLE VOTING POWER

                                       0
                                  ----------------------------------------------
          NUMBER OF               8    SHARED VOTING POWER
            SHARES
         BENEFICIALLY                  N/A
           OWNED BY               ----------------------------------------------
             EACH                 9    SOLE DISPOSITIVE POWER
          REPORTING
         PERSON WITH                  0
                                  ----------------------------------------------
                                  10    SHARED DISPOSITIVE POWER

                                        N/A
--------------------------------------------------------------------------------
    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
             0
--------------------------------------------------------------------------------
    12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
             SHARES     [ ]
--------------------------------------------------------------------------------
    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
             0%
--------------------------------------------------------------------------------
    14       TYPE OF REPORTING PERSON
             CO
--------------------------------------------------------------------------------

        This Amendment No. 11 amends and supplements the Tender Offer Statement on Schedule TO filed with the SEC on April 30, 2001, as amended and supplemented by Amendment No. 1 filed with the SEC on May 16, 2001, Amendment No. 2 filed with the SEC on May 22, 2001, Amendment No. 3 filed with the SEC on May 25, 2001, Amendment No. 4 filed with the SEC on June 7, 2001, Amendment No. 5 filed with the SEC on June 19, 2001, Amendment No. 6 filed with the SEC of July 6, 2001, Amendment No. 7 filed with the SEC on July 23, 2001, Amendment No. 8 filed with the SEC on July 27, 2001, Amendment No. 9 filed with the SEC on August 13, 2001 and Amendment No. 10 filed with the SEC on August 20, 2001 relating to the offer to purchase by Tiger Deals, Inc., or "Offeror," a Delaware corporation and an indirect wholly-owned subsidiary of 3D Systems Corporation, or "Parent," a Delaware corporation, all of the outstanding shares of common stock, par value $0.0002 per share, of DTM Corporation, or the "Company," a Texas corporation, at a purchase price of $5.80 per share, net to the seller in cash, without interest and less any required withholding taxes, upon the terms and subject to the conditions set forth in the "Offer to Purchase," dated as of April 30, 2001, the "Amendment and Supplement to Offer to Purchase," dated as of May 15, 2001, and in the related Letter of Transmittal. Copies of the Offer to Purchase, Amendment and Supplement to Offer to Purchase and Letter of Transmittal were filed as Exhibits (a)(1)(i), (a)(1)(ix) and (a)(1)(ii), respectively, to the Schedule TO, as amended. Capitalized terms used herein but not otherwise defined have the meanings ascribed to those terms in the Offer to Purchase.

        The information in the Schedule TO, as amended, is hereby expressly incorporated herein by reference in response to all the items of this Amendment No. 11, except as otherwise set forth below. You should read this amendment together with the Schedule TO we filed on April 30, 2001, the Amendment No. 1 to Schedule TO we filed on May 16, 2001, the Amendment No. 2 to Schedule TO we filed on May 22, 2001, the Amendment No. 3 to Schedule TO we filed on May 25, 2001, the Amendment No. 4 to Schedule TO we filed on June 7, 2001, the Amendment No. 5 to Schedule TO we filed on June 19, 2001, the Amendment No. 6 to Schedule TO we filed on July 6, 2001, the Amendment No. 7 to Schedule TO we filed on July 23, 2001, the Amendment No. 8 to Schedule TO we filed on July 27, 2001, the Amendment No. 9 to Schedule TO we filed on August 13, 2001 and the Amendment No. 10 we filed on August 20, 2001.

ITEM 1. SUMMARY TERM SHEET.

        Item 1 of Schedule TO is hereby amended and supplemented by including the following:

        The subsequent offering period expired at 12:00 midnight, New York City time, on Thursday, August 23, 2001. The full text of the press release we issued on August 24, 2001 announcing the expiration of the subsequent offering period is filed as Exhibit (a)(1)(xx) hereto.

ITEM 4. TERMS OF THE TRANSACTION.

        Item 4 of Schedule TO is hereby amended and supplemented by including the following:

        The subsequent offering period expired at 12:00 midnight, New York City time, on Thursday, August 23, 2001. The full text of the press release we issued on August 24, 2001 announcing the expiration of the subsequent offering period is filed as Exhibit (a)(1)(xx) hereto.

ITEM 8. INTEREST IN THE SECURITIES OF THE SUBJECT COMPANY.

        Item 8 is hereby amended and supplemented by include the following information:

        The subsequent offering period expired at 12:00 midnight, New York City time, on Thursday, August 23, 2001. During the subsequent offering period, we accepted for payment all shares validly tendered during the subsequent offering period. We were informed by the depositary that the shares tendered in the initial and subsequent offering periods totaled 6,953,830, representing approximately 97.5% of the outstanding shares.

        The expiration of the subsequent offering period was followed by a merger between Tiger Deals, our wholly owned subsidiary, and DTM, with DTM as the surviving company. Pursuant to the merger, DTM's stockholders who did not tender their shares in the offer and who did not seek appraisal of their shares pursuant to the provisions of applicable law had their shares converted into a right to receive the same $5.80 per share purchase price provided for in the offer. As a result of the merger, DTM became our wholly owned subsidiary.

        The full text of the press release we issued announcing the expiration the subsequent offering period and the follow-on merger between Tiger Deals and DTM is filed as Exhibit (a)(1)(xx) hereto.

ITEM 12. EXHIBITS.

                                  EXHIBIT INDEX

EXHIBIT
NUMBER         DESCRIPTION
------         -----------
(a)(1)(i)      Offer to Purchase, dated as of April 30, 2001.(1)

(a)(1)(ii)     Letter of Transmittal for Common Stock.(1)

(a)(1)(iii)    Notice of Guaranteed Delivery for Common Stock.(1)

(a)(1)(iv)     Letter to Brokers, Dealers, Commercial Banks, Trust Companies and
               Other Nominees.(1)

(a)(1)(v)      Letter to Clients from Brokers, Dealers, Commercial Banks, Trust
               Companies and Other Nominees.(1)

(a)(1)(vi)     Guidelines for Certification of Taxpayer Identification Number on
               Substitute Form W-9.(1)

(a)(1)(vii)    Text of Joint Press Release issued by the Company and Parent on
               April 3, 2001 (incorporated by reference to Exhibit 99.1 to
               Parent's Form 8-K filed April 10, 2001).

(a)(1)(viii)   Summary advertisement published in The Wall Street Journal on
               April 30, 2001.(1)

(a)(1)(ix)     Amendment and Supplement to Offer to Purchase, dated as of May
               15, 2001.(2)

(a)(1)(x)      Text of Press Release issued by Parent on May 21, 2001.(3)

(a)(1)(xi)     Text of Press Release issued by Parent on May 25, 2001.(4)

(a)(1)(xii)    Text of Joint Press Release issued by the Company and Parent on
               June 6, 2001.(5)

(a)(1)(xiii)   Text of Joint Press Release issued by the Company and Parent on
               June 18, 2001.(6)

(a)(1)(xiv)    Text of Joint Press Release issued by the Company and Parent on
               July 5, 2001.(7)

(a)(1)(xv)     Text of Joint Press Release issued by the Company and Parent on
               July 20, 2001.(8)

(a)(1)(xvi)    Text of Joint Press Release issued by the Company and Parent on
               July 27, 2001.(9)

(a)(1)(xvii)   Text of Joint Press Release issued by the Company and Parent on
               August 10, 2001.(10)

(a)(1)(xviii)  Text of Press Release issued by the Parent on August 16,
               2001.(11)

(a)(1)(xviv)   Text of Press Release issued by the Parent on August 20,
               2001.(11)

(a)(1)(xx)     Text of Press Release issued by the Parent on August 24, 2001.

(a)(2)         Not applicable.

(a)(3)         Not applicable.

(a)(4)         Not applicable.

(a)(5)(i) Letter Agreement, dated as of June 20, 2001, by and among the Company, Parent and Offeror.(7)

(a)(5)(ii) Letter Agreement, dated as of July 5, 2001, by and among the Company, Parent and Offeror.(7)

(a)(5)(iii) Letter Agreement, dated as of July 20, 2001, by and among the Company, Parent and Offeror.(8)

(a)(5)(iv) Letter Agreement, dated as of July 26, 2001, by and among the Company, Parent and Offeror.(9)

(a)(5)(v) Letter Agreement, dated as of August 13, 2001, by and among the Company, Parent and Offeror.(10)

(b)            Commitment Letter, dated as of April 24, 2001, by U.S. Bank
               National Association and Parent.(1)

(b)(i) Loan and Security Agreement, dated as of May 21, 2001, by and among U.S. Bank National Association, Parent and other signatories.(3)

(b)(ii) Amendment Agreement Number One to Loan and Security Agreement, dated as of July 26, 2001, by and among U.S. National Bank
               National Association, Parent and other signatories.(9)

(d)(1) Agreement and Plan of Merger, dated as of April 2, 2001, by and among the Company, Parent and Offeror (incorporated by reference to Exhibit 99.2 to Parent's Schedule TO-C filed April 3, 2001).

(d)(2)         Amendment No. 1 to Agreement and Plan of Merger, dated as of May
               15, 2001, by and among the Company, Parent and Offeror.(2)

(d)(3) Form of Tender and Voting Agreement, dated as of April 2, 2001, by and among Parent, Offeror and certain shareholders of the Company (incorporated by reference to Exhibit 99.3 to Parent's
               Schedule TO-C filed April 3, 2001).

(g)            None.

(h)            None.

(1)     Previously filed with Schedule TO filed with the SEC on April 30, 2001.

(2) Previously filed with Amendment No. 1 to Schedule TO filed with the SEC on May 16, 2001.

(3) Previously filed with Amendment No. 2 to Schedule TO filed with the SEC on May 22, 2001.

(4) Previously filed with Amendment No. 3 to Schedule TO filed with the SEC on May 25, 2001.

(5) Previously filed with Amendment No. 4 to Schedule TO filed with the SEC on June 7, 2001.

(6) Previously filed with Amendment No. 5 to Schedule TO filed with the SEC on June 19, 2001.

(7) Previously filed with Amendment No. 6 to Schedule TO filed with the SEC on July 6, 2001.

(8) Previously filed with Amendment No. 7 to Schedule TO filed with the SEC on July 23, 2001.

(9) Previously filed with Amendment No. 8 to Schedule TO filed with the SEC on July 27, 2001.

(10) Previously filed with Amendment No. 9 to Schedule TO filed with the SEC on August 13, 2001.

(11) Previously filed with Amendment No. 10 to Schedule TO filed with the SEC on August 20, 2001.

                                    SIGNATURE

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  August 24, 2001            TIGER DEALS, INC.



                                   BY: /s/ E. JAMES SELZER
                                      -------------------------------
                                      Name:  E. James Selzer
                                      Title: Chief Financial Officer and Vice
                                             President, Finance


        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  August 24, 2001            3D SYSTEMS CORPORATION



                                   BY: /s/ E. JAMES SELZER
                                      -------------------------------
                                      Name:  E. James Selzer
                                      Title: Chief Financial Officer and Vice
                                             President, Finance

                                  EXHIBIT INDEX


EXHIBIT
NUMBER         DESCRIPTION
------         -----------
(a)(1)(i)      Offer to Purchase, dated as of April 30, 2001.(1)

(a)(1)(ii)     Letter of Transmittal for Common Stock.(1)

(a)(1)(iii)    Notice of Guaranteed Delivery for Common Stock.(1)

(a)(1)(iv)     Letter to Brokers, Dealers, Commercial Banks, Trust Companies and
               Other Nominees.(1)

(a)(1)(v)      Letter to Clients from Brokers, Dealers, Commercial Banks, Trust
               Companies and Other Nominees.(1)

(a)(1)(vi)     Guidelines for Certification of Taxpayer Identification Number on
               Substitute Form W-9.(1)

(a)(1)(vii)    Text of Joint Press Release issued by the Company and Parent on
               April 3, 2001 (incorporated by reference to Exhibit 99.1 to
               Parent's Form 8-K filed April 10, 2001).

(a)(1)(viii)   Summary advertisement published in The Wall Street Journal on
               April 30, 2001.(1)

(a)(1)(ix)     Amendment and Supplement to Offer to Purchase, dated as of May
               15, 2001.(2)

(a)(1)(x)      Text of Press Release issued by Parent on May 21, 2001.(3)

(a)(1)(xi)     Text of Press Release issued by Parent on May 25, 2001.(4)

(a)(1)(xii)    Text of Joint Press Release issued by the Company and Parent on
               June 6, 2001.(5)

(a)(1)(xiii)   Text of Joint Press Release issued by the Company and Parent on
               June 18, 2001.(6)

(a)(1)(xiv)    Text of Joint Press Release issued by the Company and Parent on
               July 5, 2001.(7)

(a)(1)(xv)     Text of Joint Press Release issued by the Company and Parent on
               July 20, 2001.(8)

(a)(1)(xvi)    Text of Joint Press Release issued by the Company and Parent on
               July 27, 2001.(9)

(a)(1)(xvii)   Text of Joint Press Release issued by the Company and Parent on
               August 10, 2001.(10)

(a)(1)(xviii)  Text of Press Release issued by the Parent on August 16,
               2001.(11)

(a)(1)(xviv)   Text of Press Release issued by the Parent on August 20,
               2001.(11)

(a)(1)(xx)     Text of Press Release issued by the Parent on August 24, 2001.

(a)(2)         Not applicable.

(a)(3)         Not applicable.

(a)(4)         Not applicable.

(a)(5)(i) Letter Agreement, dated as of June 20, 2001, by and among the Company, Parent and Offeror.(7)

(a)(5)(ii) Letter Agreement, dated as of July 5, 2001, by and among the Company, Parent and Offeror.(7)

(a)(5)(iii) Letter Agreement, dated as of July 20, 2001, by and among the Company, Parent and Offeror.(8)

(a)(5)(iv) Letter Agreement, dated as of July 26, 2001, by and among the Company, Parent and Offeror.(9)

(a)(5)(v) Letter Agreement, dated as of August 13, 2001, by and among the Company, Parent and Offeror.(10)

(b)            Commitment Letter, dated as of April 24, 2001, by U.S. Bank
               National Association and Parent.(1)

(b)(i) Loan and Security Agreement, dated as of May 21, 2001, by and among U.S. Bank National Association, Parent and other signatories.(3)

(b)(ii) Amendment Agreement Number One to Loan and Security Agreement, dated as of July 26, 2001, by and among U.S. National Bank
               National Association, Parent and other signatories.(9)

(d)(1) Agreement and Plan of Merger, dated as of April 2, 2001, by and among the Company, Parent and Offeror (incorporated by reference to Exhibit 99.2 to Parent's Schedule TO-C filed April 3, 2001).

(d)(2)         Amendment No. 1 to Agreement and Plan of Merger, dated as of May
               15, 2001, by and among the Company, Parent and Offeror.(2)


(d)(3) Form of Tender and Voting Agreement, dated as of April 2, 2001, by and among Parent, Offeror and certain shareholders of the Company (incorporated by reference to Exhibit 99.3 to Parent's
               Schedule TO-C filed April 3, 2001).

(g)            None.

(h)            None.


(1)     Previously filed with Schedule TO filed with the SEC on April 30, 2001.

(2) Previously filed with Amendment No. 1 to Schedule TO filed with the SEC on May 16, 2001.

(3) Previously filed with Amendment No. 2 to Schedule TO filed with the SEC on May 22, 2001.

(4) Previously filed with Amendment No. 3 to Schedule TO filed with the SEC on May 25, 2001.

(5) Previously filed with Amendment No. 4 to Schedule TO filed with the SEC on June 7, 2001.

(6) Previously filed with Amendment No. 5 to Schedule TO filed with the SEC on June 19, 2001.

(7) Previously filed with Amendment No. 6 to Schedule TO filed with the SEC on July 6, 2001.

(8) Previously filed with Amendment No. 7 to Schedule TO filed with the SEC on July 23, 2001.

(9) Previously filed with Amendment No. 8 to Schedule TO filed with the SEC on July 27, 2001.

(10) Previously filed with Amendment No. 9 to Schedule TO filed with the SEC on August 13, 2001.

(11) Previously filed with Amendment No. 9 to Schedule TO filed with the SEC on August 20, 2001.